

Johnson Matthey

SUPPL

Robert M. Talley
Vice President, General Counsel
and Secretary

October 2, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3410




06017613


SEC MAIL
PROCESSING
RECEIVED
OCT 0 6 2006
WASH, D.C.
185
SECTION

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** — **21 Sep 2006**
2. **News Release** — **27 Sep 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report 

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	10:35 21-Sep-06
Number	PRNUK-2109



Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

L C Pentz

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 30

P N Hawker	30
D W Morgan	30
L C Pentz	30
W F Sandford	30
J N Sheldrick	30
I F Stephenson	30

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.08

14. Date and place of transaction:

20 September 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into

account when calculating percentage):

N A P Carson	61,134
P N Hawker	14,510
D W Morgan	40,432
L C Pentz	18,233
J N Sheldrick	74,337

16. Date issuer informed of transaction:

20 September 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

21 September 2006

END

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Johnson Matthey

News Release

For Release at 7.00 am Wednesday 27th September 2006

Johnson Matthey Pre Close Trading Update for the Half Year

The first half of Johnson Matthey's current financial year ends on 30th September 2006 and its interim results for the half year will be announced on 22nd November 2006. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the first half of Johnson Matthey's financial year has been in line with expectations. The encouraging start made in the first quarter continued in the second, which saw slightly stronger growth.

Catalysts Division has achieved good growth in sales and profits in the half year. Environmental Catalysts and Technologies (ECT) has benefited from increased sales of catalysts for diesel cars in Europe. Sales of catalysed soot filters have grown significantly, reflecting increasing consumer demand for the early fitment of these products. Autocatalyst sales are well up in Asia with ECT continuing to achieve strong growth in Japan and China, however demand is weaker in the USA as a result of production cutbacks by the domestic car manufacturers. Process Catalysts and Technologies has also achieved good results with a useful contribution from Davy Process Technology, which was acquired at the end of last year, and further strong demand for synthesis gas catalysts.

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

Precious Metal Products Division has continued to benefit from the favourable trading conditions for platinum group metals and good demand for manufactured products and refining services. Trading results for the remaining parts of the group are in line with their performance in the first quarter with Pharmaceutical Materials Division's sales ahead of last year and Ceramics trading in line with its performance in 2005.

The outlook for the rest of the year remains very much as we set out in the outlook statement in our annual report. We expect growth in the second half of the year to be stronger than the first, with increased sales of catalysts for heavy duty diesel vehicles in Europe and North America as the new emissions legislation comes fully into effect."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com